Exhibit 6.15

Australian Boutique Spirits Pty Ltd.

29 Anvil Road, Seven Hills, NSW 2147, Australia

April 8, 2020

Ram Venkat

Chief Financial Officer

Elegance Brands, Inc.

9100 Wilshire Blvd, Suite 362W

Los Angeles, California 90212

Re: Guaranty Agreement

Dear Mr. Venkat:

Australian Boutique Spirits Pty Ltd. (“ABS”) and Amit Raj Beri (“Beri”) hereby acknowledges that Elegance Brands, Inc. (“Elegance”) has paid a contract deposit in the amount of AUS$2,500,000 (US$1,712,500) deposit (the “Deposit”), in connection with the execution of a share purchase agreement dated December 3, 2019 (the “Prior Agreement”), as amended and restated in its entirety pursuant to an amended and restated share purchase agreement, dated as of April 8, 2020 (the “Purchase Agreement”), between ABS, Beri, as sole shareholder of ABS, and Elegance which funds are intended to be used toward cash portion purchase price of ABS by Elegance of AUS$12,780,000 (US$8,488,048) set forth in the Purchase Agreement.

Unless otherwise defined in this Guaranty Agreement, all capitalized term used herein shall have the same mean as they are defined in the Purchase Agreement.

As contemplated by of the Purchase Agreement, the Deposit is refundable to Elegance if the transactions contemplated thereby are not consummated.

Accordingly, by their execution of this guaranty agreement, each of ABS and Amit Raj Beri (individually, a “Guarantor” and collectively, the “Guarantors”) do hereby jointly and severally irrevocably guaranty that if the transactions contemplated by the Purchase Agreement are not consummated, for any reason other than a material breach by Elegance of any material representation and warranty or covenant on its part to be performed under the Purchase Agreement, by the September 30, 2020 Outside Closing Date (unless extended by mutual agreement of the parties, with Amit Raj Beri abstaining as a director and shareholder of Elegance) the Deposit shall be promptly refunded in full to Elegance in the form of USD$1,712,500 and in no event later than twenty (20) days following the date of termination of the Purchase Agreement. This is an unconditional guaranty of payment by each Guarantor and, except to the limited extent set forth in this paragraph, each Guarantor waives any and all defenses to their obligation to refund the Deposit to Elegance.

To secure the guaranty obligations of the Guarantors set forth in this Guaranty Agreement, Amit Raj Beri and ABS has pledged to Elegance and granted to Elegance a security interest in the form of a deed, to all of the Company Shares, as set forth in the Charge Over Shares annexed hereto as Exhibit A and made a part hereof.

IN WITNESS WHEREOF, each of the Guarantors has executed this Guaranty Agreement the date and year first above written.

Australian Boutique Spirits Pty Ltd.

By:	/s/ Amit Raj Beri
Name:	Amit Raj Beri
Title:	Chief Executive Officer

/s/ Amit Raj Beri
Amit Raj Beri